UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)

Pintec Technology Holdings Limited
(Name of Issuer)
Class A ordinary shares, $0.000125 par value per share
(Title of Class of Securities)
72352G107*
(CUSIP Number)

Xiaojia Li

17/F, Zhuhai Tower, 1663 YinWan Road, Xiangzhou District

Zhuhai, Guangdong Province

People’s Republic of China

+(86) 18601776157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72352G107

1.	NAMES OF REPORTING PERSONS Otov Alfa Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) : Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 72352G107

1.	NAMES OF REPORTING PERSONS Xiaojia Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) : Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) : ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Otov Alfa Holdings Limited (“Otov”) and Mr. Xiaojia Li (“Mr. Li”) filed on April 7, 2021, relating to the beneficial ownership of shares of Class A ordinary shares, par value $0.000125 per share, of Pintec Technology Holdings Limited (“Pintec” or the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended to read as follows:

The address of the Company’s principal executive offices is 3rd Floor, No. 11 Building, No. 109 Yard Tianjizhigu, Jinghai 3rd Street, BDA, Beijing, People’s Republic of China.

ITEM 4.	PURPOSES OF TRANSACTION

Item 4 is hereby amended by adding the following:

On May 26, 2023, Pintec and Otov entered into a share transfer agreement (the “Share Transfer Agreement”), pursuant to which Otov agrees to purchase one ordinary share of Sky City Holdings Limited (“Sky City”), a wholly owned subsidiary of the Company incorporated under the laws of British Virgin Island, or 100% shareholding of Sky City, from the Company at nil consideration. As of the closing date of the Share Transfer Agreement, all equity interests held in all direct and indirect wholly owned subsidiaries of Sky City will be indirectly transferred to Otov along with the transfer of one ordinary share of Sky City.

On May 26, 2023, Pintec and Otov entered into a warrant termination agreement (the “Warrant Termination Agreement”), pursuant to which all terms and provisions in the warrant agreement dated October 19, 2020 (the “Warrant Agreement”) shall be terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement and all rights and obligations of the relevant parties under the Warrant Agreement shall be ceased and terminated with immediate effect upon the execution of the Warrant Termination Agreement. As a result, the Reporting Persons no longer own any Warrants or Class A ordinary shares of Pintec as of May 26, 2023.

On May 26, 2023, Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”) and Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”) entered into an equity pledge release agreement (the “Equity Pledge Release Agreement”), pursuant to which the equity pledge agreement dated November 2020 (the “Equity Pledge Agreement”) shall be terminated and Ningxia Fengyin shall relinquish all its rights thereunder, including without limitation all of its right of pledge in the equity interest of the target company (the “Equity Pledge”). Under the Equity Pledge Release Agreement, the Equity Pledge shall be released immediately upon the execution of the Equity Pledge Release Agreement and both parties shall de-register the Equity Pledge with relevant PRC authorities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read as follows:

(a) – (b) Collectively, no Class A ordinary shares may be deemed to be beneficially owned by the Reporting Persons as of May 26, 2023.

(c) Except as set forth in this Amendment, none of the Reporting Persons, and to their knowledge, none of the Reporting Persons has effected any transactions in the Class A ordinary shares during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) On May 26, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities covered by this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on April 7, 2021).
Exhibit 99.2	English translation of Share and Debt Transfer Agreement by and among Pintec (Yinchuan) Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Yinchuan Chuanxi Technology Co., Ltd. dated October 24, 2022. (incorporated by reference to Exhibit 99.2 of the Company’s 6-K filed on May 26, 2023).
Exhibit 99.3	Share Transfer Agreement by and between Pintec Technology Holdings Limited and Otov Alfa Holdings Limited dated May 26, 2023 (incorporated by reference to Exhibit 99.3 of the Company’s 6-K filed on May 26, 2023).
Exhibit 99.4	Warrant Termination Agreement by and between Pintec Technology Holdings Limited and Otov Alfa Holdings Limited dated May 26, 2023 (incorporated by reference to Exhibit 99.4 of the Company’s 6-K filed on May 26, 2023).
Exhibit 99.5	English translation of Equity Pledge Release Agreement by and between Ningxia Fengyin Enterprise Management Consulting LLP and Shanghai Anquying Technology Co., Ltd. dated May 26, 2023. (incorporated by reference to Exhibit 99.5 of the Company’s 6-K filed on May 26, 2023).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023

Otov Alfa Holdings Limited

By:	/s/ Xiaojia Li
Name:	Xiaojia Li
Title:	Director

Xiaojia Li

By:	/s/ Xiaojia Li
Name:	Xiaojia Li